Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2016	2017	2016
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$107,983	$105,089	$183,301	$196,845
Interest and other debt expense (1)	30,583	17,318	87,259	50,657
Interest portion of rental expense	265	171	750	502
Earnings before fixed charges	$138,831	$122,578	$271,310	$248,004

Fixed charges:
Interest and other debt expense (1)	$30,583	$17,318	$87,259	$50,657
Interest portion of rental expense	265	171	750	502
Capitalized interest	221	392	590	1,428
Total fixed charges	$31,069	$17,881	$88,599	$52,587

Ratio of earnings to fixed charges	4.47	6.86	3.06	4.72

(1) Includes a loss on early extinguishment of debt of $7.1 million for the nine months ended September 30, 2017.